SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                ---------------

                                   FORM 6-K

                                ---------------



                       REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934


                             For October 24, 2003



                                 CNOOC Limited

                (Translation of registrant's name into English)
           --------------------------------------------------------


                                  65th Floor
                              Bank of China Tower
                                One Garden Road
                              Central, Hong Kong
                   (Address of principal executive offices)

                 ---------------------------------------------





  (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)



                Form 20-F     X                Form 40-F
                              ---------                     ----------


(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)


                Yes                            No           X
                              ---------                     ----------


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A.)

PRESS RELEASE

                        CNOOC AND GORGON SIGN LNG DEAL

(Hong Kong, 24 October 2003) - CNOOC Limited (the "Company"; NYSE: CEO; SEHK:
883) announces that the Company and the Gorgon Venture Participants today signed an agreement which is expected to lead to one of the biggest LNG deals in the industry's history.

The agreement calls for the parties to place a significant volume of Gorgon LNG for use in the growing Chinese market.

Subject to the completion of formal contracts, CNOOC Limited will purchase a certain equity stake in the Gorgon gas development and its parent, China National Offshore Oil Corporation ("CNOOC") will arrange to purchase certain volume of LNG directly from Gorgon.

Mr. Ma Kai, Minister in charge of the State Development and Reform Commission, Mr. Zhou Wenzhong, Vice Minister of Foreign Affairs, P. R. China attended the signing ceremony of the agreement.

CNOOC is already involved in two LNG receiving terminal projects in China, in Guangdong and Fujian Provinces. During the second phase of Guangdong and Fujian LNG projects, Zhejiang and other coastal provinces may potentially be new locations identified for the expanding LNG trade in China.

The newly appointed Chairman and CEO of CNOOC Limited, Mr. Fu Chengyu, accompanying the Chinese President, Mr. Hu Jintao, on his visit to Australia, said "We look forward to becoming an active and constructive player in the Australian hydrocarbon business as a Gorgon participant."

"This potential investment in the Gorgon Project will further strength our natural gas strategy and dominant position in supplying the growing natural gas markets in coastal China," he added.

The Gorgon Joint Venture participants consist of ChevronTexaco (4/7th interest and operator), Shell (2/7th) and
ExxonMobil (1/7th).

End

Notes to Editors:

              CNOOC LIMITED - BACKGROUND

Incorporated in Hong Kong in August 1999, CNOOC Limited (SEHK: 883; NYSE: CEO) is the dominant producer of crude oil and natural gas offshore China. CNOOC Limited is also one of the largest independent crude oil and gas exploration and production companies in the world. As of December 31, 2002, its net proved reserves were 2.0 billion barrels-of-oil equivalents and its net production averaged 352,780 BOE per day for the first half of 2003.

CNOOC Limited has interests in 45 crude oil and gas properties in four major producing areas offshore China: Bohai Bay, Western South China Sea, Eastern South China Sea and East China Sea. The Company is a major oil and gas company in China with slightly over 2,047 employees. The Company has become the largest offshore producer in Indonesia after the acquisition of Indonesian assets.

              CNOOC LIMITED - RELATIONSHIP WITH ITS PARENT COMPANY

CNOOC Limited, incorporated in Hong Kong, is a 70.6% held subsidiary of China National Offshore Oil Corporation ("CNOOC"). CNOOC Limited is the sole vehicle through which CNOOC carries out oil and gas exploration, development, production and selling activities offshore China and internationally.

CNOOC, the parent company, is involved in the administrative, research, and services functions for the China offshore petroleum industry as well as other mid- or downstream petroleum projects.

*** *** ***
This press release contains statements that are not historical facts, including statements about beliefs and expectations of the directors of CNOOC Limited. These forward-looking statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and the directors of the Company undertake no obligation to update publicly any of them in light of new information or future events. Forward-looking statements involve inherent risks and uncertainties. You are cautioned that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors include, but are not limited to changes, of the PRC's economic, political and social conditions as well as government policies.

*** *** ***

For further enquiries, please contact:

Mr. Xiao Zongwei
CNOOC Limited
Tel : +86 10 8452 1646
Fax: +86 10 8452 1441
E-mail: xiaozw@cnooc.com.cn
        --------------------

Ms Anne Lui/Ms. Maggie Chan/Ms. Carol Chan
Ketchum Newscan Public Relations
Tel: 852-3141-8016/ 852-3141-8063/3141-8091
Fax: 852-2510-8199
E-mail:   anne.lui@knprhk.com
          --------------------
          carol.chan@knprhk.com
          ---------------------
          maggie.chan@knprhk.com
          ----------------------

                                  SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be issued on its behalf by the undersigned, thereunto duly authorized.

                                             CNOOC Limited


                                             By:  /s/ Cao Yunshi
                                                  ---------------------
                                                  Name:   Cao Yunshi
                                                  Title:  Company Secretary

Dated: October 24, 2003